EXHIBIT 99.1

Brookfield Corporation Announces Renewal of Normal Course Issuer Bid

BROOKFIELD, NEWS, May 23, 2024 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced it has received approval from the Toronto Stock Exchange (“TSX”) for the renewal of its normal course issuer bid to purchase up to 142,988,844 Class A Limited Voting Shares (“Class A Shares”), representing 10% of the public float of Brookfield’s outstanding Class A Shares. Purchases under the bid will be made on the open market through the facilities of the TSX, the New York Stock Exchange (“NYSE”), and/or alternative trading systems. The period of the normal course issuer bid will extend from May 27, 2024 to May 26, 2025, or an earlier date should Brookfield complete its purchases. Brookfield will pay the market price at the time of acquisition for any Class A Shares purchased or such other price as may be permitted.

As at May 17, 2024, the number of Class A Shares issued and outstanding totaled 1,642,975,156 of which 1,429,888,442 shares represented the public float. In accordance with the rules of the TSX, the maximum daily purchase on the TSX under this bid will be 399,711 Class A Shares, which is 25% of 1,598,845 (the average daily trading volume for Class A Shares on the TSX for the six months ended April 30, 2024).

Of the 142,042,619 Class A Shares approved for purchase under Brookfield’s prior normal course issuer bid that commenced on May 25, 2023 and will expire on May 24, 2024, Brookfield purchased 27,869,934 Class A Shares as of May 17, 2024; 8,551,236 Class A Shares through open market purchases on the TSX and 19,318,698 Class A Shares through open market purchases on the NYSE. The weighted average price that Brookfield paid per Class A Share acquired under this bid was US$37.24.

Brookfield is renewing its normal course issuer bid because it believes that, from time to time, the market price of its Class A Shares may not fully reflect the underlying value of its business and its future business prospects. Brookfield believes that, in such circumstances, the outstanding Class A Shares represent an attractive investment for Brookfield, since a portion of its excess cash generated on an annual basis can be invested for an attractive risk adjusted return through the issuer bid. All Class A Shares acquired by Brookfield under this bid will be cancelled and/or purchased by a non-independent trustee pursuant to the terms of Brookfield’s long-term incentive plans.

Brookfield intends to enter into an automatic share purchase plan on or about the week of June 17, 2024 in relation to the normal course issuer bid. The automatic share purchase plan will allow for the purchase of Class A Shares, subject to certain trading parameters, at times when Brookfield ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, Class A Shares will be repurchased in accordance with management’s discretion and in compliance with applicable law.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

Please note that Brookfield Corporation’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR+ and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to potential future purchases by Brookfield of its Class A Shares pursuant to the company’s normal course issuer bid and automatic share purchase plan.

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of COVID-19 and related global economic disruptions; (ii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iii) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; and (iv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.